Via Facsimile and U.S. Mail
Mail Stop 4720

October 14, 2009

Mr. Daniel C. Rizzo, Jr.
Senior Vice President and Corporate Controller
1500 Corporate Drive,
Canonsburg, PA 15317

Re: Mylan Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       File Number: 001-09114

Dear Mr. Rizzo,

       We have completed our review of your Form 10-K and your related filings and
have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief